United States securities and exchange commission logo





                            August 5, 2021

       Alberto Recchi
       Chief Financial Officer
       Galileo Acquisition Corp.
       1049 Park Ave. 14A
       New York, NY 10028

                                                        Re: Galileo Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 22, 2021
                                                            File No. 333-256935

       Dear Mr. Recchi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2021 letter.

       Amendment No. 1 to Form S-4

       Frequently Used Terms, page 1

   1.                                                   We have reviewed your
response to prior comment 2. Please amend to include a
                                                        discussion of the term
Conversion Ratio consistent with your response, including the illustrative example
and that the conversion ratio cannot be determined until immediately prior to the Effective
Time; clarify that the referenced section of "The Business
                                                        Combination and Related
Transactions," is within the section of Unaudited Pro Forma
                                                        Condensed Combined
Financial Information. We further note, pursuant to our prior comment 3, you have the
term Conversion Ratio under Questions and Answers About the
                                                        Proposals; include this
term under Frequently Used Terms, and define therein or provide a cross-reference to a
more detailed definition.
 Alberto Recchi
FirstName   LastNameAlberto Recchi
Galileo Acquisition Corp.
Comapany
August      NameGalileo Acquisition Corp.
        5, 2021
August
Page 2 5, 2021 Page 2
FirstName LastName
Q: What interests do Galileo's initial shareholders, Sponsor..., page 22

2. We note your response to comment 8. Please revise to state the current trading prices and aggregate values of each of the securities discussed in the first two bullets. Include the amount of out-of-pocket expenses incurred by the officers and directors and their affiliates.
Comparative Per Share Information, page 54

3. We note your response to prior comment 14. Please revise to provide Net income per ordinary/ common share, redeemable for Galileo for the three months ended March 31,
         2021 or advise us on your presentation, as you appear to have provided an amount for
         Shapeways. Additionally, the notation for endnote (4) under Shapeways Equivalent Pro
         Forma Per Share Data appears to relate to endnote (3) discussing the calculation of equivalent per share data for Shapeways, and you appear to also have omitted endnote
         (5). Please amend to revise or advise.
Provisions in the Proposed Charter, page 74

4. We note your response to comment 17. Please ensure that the exclusive forum provision in the governing documents states clearly that the provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
We may not be able to establish a strategic relationship with Desktop Metal..., page 90

5. We note your revisions in response to comment 1 regarding the Memorandum of
         Understanding with Desktop Metal. Please revise your disclosure in this section to discuss the material terms of the Memorandum of Understanding including the obligation to purchase $20 million in materials, timeframe to fulfill your obligation and any related risks with such commitment.
Comparison of Shareholder Rights under the Applicable Organizational Documents Before and
After the Domestication, page 122

6. We note your response to comment 18. Please revise to address this potential conflict of interest, even though Galileo is not aware of any officer or director of Galileo that was required to forego presenting any opportunity to acquire a target business to Galileo as a result of a pre-existing fiduciary contractual obligation.
Background of the Business Combination, page 147

7. We note your disclosure that the parties ultimately agreed to lower the Merger
         Consideration from the amount reflected in the LOI to $406 million. Please revise to disclose the amount of the consideration and the post-Closing Earnout Terms that was reflected in the LOI.
 Alberto Recchi
Galileo Acquisition Corp.
August 5, 2021
Page 3
Certain Projected Financial Information, page 157

8. Please define the meaning of Adjusted EBITDA as used herein; if such measure has the same meaning as used in Shapeways' MD&A discussion on page 243, you may consider providing a cross-reference to such disclosure.
Shapeway's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 235

9. Please remove the reconciliation of estimated Net income (loss) to estimated Adjusted
         EBITDA from Shapeways' MD&A for the projected periods presented. Additionally we are unclear whether the reconciliation of estimated Net income (loss) to estimated
         Adjusted EBITDA for the projected periods was included in forecasts provided by
         Shapeways to Galileo's management.
             If such information was provided by Shapeways to Galileo's management in support of the five-year forecast, please tell us how you considered Question 101.03 of the
              Division's Non-GAAP Compliance and Disclosure Interpretations, including whether such forecasted estimated Net income (loss) and the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA for the projected periods presented should be disclosed. If you determine that such forecasts should continue to be disclosed, amend your joint proxy statement/ prospectus to include the reconciliation and a discussion about your material assumptions and estimates used in arriving at the estimated Net income (loss) amounts within Certain Projected Financial
              Information to provide context to investors;
             If such information was not provided by Shapeways to Galileo's management, please tell us your basis for including the reconciliation of estimated Net income (loss) to estimated Adjusted EBITDA for the projected periods presented.

       You may contact Beverly Singleton at 202-551-3328 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameAlberto Recchi                              Sincerely,
Comapany NameGalileo Acquisition Corp.
                                                              Division of
Corporation Finance
August 5, 2021 Page 3                                         Office of
Manufacturing
FirstName LastName